Exhibit 16.1

March 6, 2007

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We are currently principal accountants of Eden Bioscience Corporation and, under the date of February 27, 2006, we reported on the consolidated financial statements of Eden Bioscience Corporation as of December 31, 2005 and 2004, and for each of the years in the three year period ended December 31, 2005. On March 2, 2007, KPMG LLP notified Eden Bioscience Corporation that the client-auditor relationship will cease upon the completion of the audit of Eden Bioscience Corporation’s financial statements as of and for the year ended December 31, 2006, and the issuance of our report thereon. We have read Eden Bioscience Corporation’s statements included under Item 4.01 of its Form 8-K dated March 6, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with Eden Bioscience Corporation’s statements in Item 4.01(f).

Very truly yours,

\s\ KPMG LLP